File No. 70 - 9611


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM U-1

DECLARATION WITH RESPECT TO
THE GUARANTY OF CERTAIN PERFORMANCE OBLIGATIONS
OF EUA COGENEX CORPORATION BY EASTERN UTILITIES ASSOCIATES

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
750 West Center Street, P.O. Box 543, West Bridgewater, MA 02379

_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street,
P.O. Box 543,
West Bridgewater, MA 02379

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

        This Amendment No. 4 to the Declaration on Form U-1 of Eastern Utilities Associates ("EUA"), Commission File No. 70-9611, filed on January 19, 2000 as amended by Amendment No. 1 dated March 14, 2000, Amendment No. 2 dated March 28, 200 and Amendment No. 3 dated March 29, 2000 hereby amends and restates Item 2 in its entirety to read as follows:

ITEM 2. FEES, COMMISSION, AND EXPENSES.

        The estimate of the approximate amount of fees and expenses payable in connection with the proposed transactions is as follows:

Counsel fees                     $25,000
Fleet Business Credit fees:     $200,000
Miscellaneous:                    $2,000
TOTAL                           $227,000

S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 29, 2000


EASTERN UTILITIES ASSOCIATES



By:  /s/ Clifford J. Hebert, Jr.
     Clifford J. Hebert, Jr.
     Treasurer